Exhibit 99.1


Elan Announces Retirement of Board Member

Dublin, Ireland, November 1, 2004 - Elan Corporation, plc today announced the retirement of Board of Directors member Daniel P. Tully, effective November 1, 2004. Mr. Tully, age 72, had been a director of Elan since February 1999.

Mr. Tully's service to Elan, including his role as a member of the executive committee in 2002 and 2003, were acknowledged by Board Chairman Garo Armen together with Dick Thornburgh, Lead Independent Director and Chair of the Nominating Committee. Mr. Thornburgh said, "We thank Dan for his many contributions to the company, his leadership counsel, and his steadfast commitment to all of Elan's stakeholders."